UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO.:      0-8084

CUSIP NO.:      207797101

(CHECK ONE):

☑ FORM 10-K ☐ FORM 20-F ☐ FORM 11-K ☐ FORM 10-Q ☐ FORM N-SAR
☐ FORM N-CSR

FOR THE PERIOD ENDED: December 31, 2004

OR

☐ TRANSITION REPORT ON FORM 10-K
☐ TRANSITION REPORT ON FORM 20-F
☐ TRANSITION REPORT ON FORM 11-K
☐ TRANSITION REPORT ON FORM 10-Q
☐ TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Connecticut Water Service, Inc.

Address of Principal Executive Offices: 93 West Main Street, Clinton, CT 06413-0562

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ (A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (B)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Connecticut Water Service, Inc. (the “Company”) is unable to file its Form 10-K by March 16, 2005 because it is unable to complete the preparation of its consolidated financial statements and the additional work required to complete management’s assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board by the initial filing date without unreasonable effort or expense.

     The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David C. Benoit	(860) 669-8630 (ext. 3030)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Connecticut Water Service, Inc.

(Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ David C. Benoit

David C. Benoit
Vice President-Finance and Chief Financial Officer

Date: March 16, 2005